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Exhibit 16

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 11, 2002

Dear Sir or Madam:

        The representations made in this letter are based solely on discussions and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the first through fourth paragraphs of Item 4 included in the Form 8-K/A dated June 11, 2002, of Protection One, Inc. and Protection One Alarm Monitoring, Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

Arthur Andersen LLP

Copy to: Mr. Darius Nevin, Protection One, Inc.

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  Exhibit 16